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                                                                Exhibit 99(a)(2)


                       [Loudeye Technologies, Inc. logo]


                                 June 6, 2001

Dear Employees:

     Attached you will find the details of a new stock option exchange program.

     As you know, Loudeye is committed to creating value for all our stockholders. Central to this commitment is the philosophy of providing appropriate economic incentives to our employees and the concept of "employees-as-owners."

     In light of the recent stock market volatility, especially for technology stocks, we felt it appropriate to offer this exchange program to fully realign our employees' economic interests with those of our stockholders. Together with our regular grant process, we believe this program will help us advance our philosophy.

     Please take the time to carefully read the documents and instructions enclosed with this letter. You need to return the Election Form to us no later than 9 p.m., Pacific Time, Tuesday, July 3, 2001.

     If you have any questions about the offer, please contact Angie Bailey of Loudeye Technologies, Inc. at (206) 832-4111.

Sincerely,

/s/ John T. Baker IV

John T. Baker IV
President and Chief Executive Officer

Enclosures
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                           LOUDEYE TECHNOLOGIES, INC.

                      SUMMARY OF TERMS OF OPTION EXCHANGE

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       RESPONSE NEEDED BY 9 P.M., PACIFIC TIME, ON TUESDAY, JULY 3, 2001.
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You must check your election and sign and date the Election Form and return it to Angie Bailey of Loudeye Technologies, Inc. at 414 Olive Way, Suite 500, Seattle, Washington 98101 before 9 p.m., Pacific Time, on Tuesday, July 3, 2001. If you have any questions, please contact Angie Bailey of Loudeye Technologies, Inc. at (206) 832-4111.

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The following summarizes some of the terms and conditions of the offer to exchange options. Please read the Offer to Exchange as well because the information in this summary is not complete.

     Who Can Participate in the Exchange? Any option holder who is an employee of Loudeye Technologies, Inc. on the date the new options are granted can exchange all of their stock option grants with exercise prices of more than $4.30 per share, on an all-or-nothing basis, for a new grant. This offer is not open to consultants, former employees or directors of Loudeye Technologies, Inc. or to employees of any subsidiary of Loudeye Technologies, Inc.

     How Many New Options Will I Receive? Each new option granted in the offer will allow you to purchase, subject to vesting requirements, a number of share of our common stock equal to seventy-five percent (75%) of the number of shares purchasable on exercise of the options(s) you surrendered in the offer. For example, if you hold an eligible option to purchase 1,000 shares, that option will be exchanged for a new option to purchase 750 shares. The exact number of option shares that you have now and that you would have if you accepted the offer is set forth on the enclosed Election Form.

     What is the Exercise Price of the New Options? Each new option that qualifies as an incentive stock option will have an exercise price equal to the closing price for the common stock as reported by the Nasdaq National Market on the date the new options are granted. Each new option that does not qualify as an incentive stock option will have an exercise price equal to the lowest closing price for the common stock as reported by the Nasdaq National Market for the period from June 6, 2001 through and including the date the new options are granted, but not less than 85% of the closing price on the date the new options are granted. We will grant new options as soon as practicable after the expiration date of this offer, but in any event no later than 15 days following the expiration date. We expect that the expiration date of this Offer to Exchange will be on or about Tuesday, July 3, 2001.
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     What is the Vesting Period of the New Options?  Generally, each new option will vest over a three-year period in equal increments every three months beginning on the date the new options are granted. You "vest" in your option shares (meaning that you earn the right to exercise and retain the exercised shares) as you continue over time to work for Loudeye Technologies, Inc. The first vest date will be three months from the date the new options are granted, which would be on or about October 18, 2001 assuming a July 18, 2001 grant date, when 1/12th (8.33%) of each new option will become vested and exercisable. On the last day of each three-month period after the initial three-month period, an additional 1/12th (8.33%) of each new option will vest and become exercisable.

     New options for employees that are eligible for overtime pay will be subject to a six-month "cliff" on vesting such that the first vest date will be six months from the date the new options are granted, which would be on or about January 18, 2002 assuming a July 18, 2001 grant date, when 1/6th (16.66%) of each new option will become vested and exercisable. On the last day of each three-month period after the initial six-month cliff, an additional 1/12th (8.33%) of each new option will vest and become exercisable.

     Three years from the date the new options are granted, which would be on or about July 18, 2004 assuming a July 18, 2001 grant date, all new options will be fully vested.

     What is the Termination Date of the New Options? Each new option will have a term that expires ten years from the date the new options are granted, which would be on or about July 18, 2011 assuming a July 18, 2001 grant date.

     What does the Company Recommend that I Do? Although our Board of Directors has approved this offer, neither we nor our Board of Directors makes any recommendation as to whether you should tender or not tender your options for exchange. You must make your own decision whether or not to tender your options. We encourage you to consult with your personal advisors if you have questions about your financial or tax situation.

     To our knowledge, all of our eligible executive officers currently intend to accept the offer to exchange their eligible options and receive new options.

     What Happens to Your Eligible Options if You Accept the Offer? If you accept the offer, all of your eligible options will be cancelled and you will have no further right or interest in those options, whether vested or unvested.

     What is the U.S. Tax Treatment of the New Options? If your current options qualify as incentive stock options under the Internal Revenue Code of 1986, your new options will also qualify as incentive stock options and will be eligible for the special tax treatment that applies to incentive stock options.

     What Happens if I Don't Accept the Offer? If you do not accept the offer to exchange options, you will keep your current options and will not receive any new options.

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     Can I Change My Mind?  Yes.  After you turn in the Election Form, you can change your election any time by delivering a signed change in election form to Angie Bailey of Loudeye Technologies, Inc. at 414 Olive Way, Suite 500, Seattle, Washington 98101 before 9 p.m., Pacific Time, on Tuesday, July 3, 2001 (unless Loudeye Technologies, Inc. extends the deadline). Angie Bailey of Loudeye Technologies, Inc. at (206) 832-4111 can provide you with a notice for a change in election.

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